
June 24, 2024

Ronald Erickson
Chief Executive Officer
Know Labs, Inc.
619 Western Avenue, Suite 610
Seattle, WA 98104

> **Re: Know Labs, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 17, 2024**
> **File No. 333-280273**

Dear Ronald Erickson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Joshua Little, Esq.